

Mail Stop 7010

January 17, 2007

via U.S. mail and facsimile

Michael S. Poteshman
Executive Vice President and Chief Financial Officer
Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, Florida 32837

      Re: **Tupperware Brands Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Forms 10-Q for the Quarters Ended March 31, 2006, July 1, 2006 and
              September 30, 2006
              File No. 1-11657

Dear Mr. Poteshman:

      We have reviewed your response letter dated December 21, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Financial Statements

Note 10. Segment Information, page 15

1. We have reviewed your response to prior comment 2. The financial information
    provided to your chief operating decision maker indicates that Mexico, the
    Philippines, Central and South America each represent an operating segment as
    defined by paragraph 10 of SFAS 131. Specifically, it appears that the operating
    results of each of these entities is regularly reviewed by your chief operating
    decision maker in addition to these entities meeting the other two criteria of
    paragraph 10 of SFAS 131. Given this, we continue to have difficulty
    understanding how you determined it was appropriate to present your Mexico
    operations in the Asia Pacific reportable segment and your Philippines and
    Central and South America Tupperware operations in your International Beauty
    reportable segment in accordance with paragraphs 17 through 21 of SFAS 131.
    Please advise how your current presentation is appropriate, or revise accordingly.
    Please also refer to EITF 04-10 and Questions 7 and 8 of the FASB Staff
    Implementation Guide for SFAS 131.

* * * *

If you have any questions regarding these comments, please direct them to Gus
Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff
Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief